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16003375

IISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2016
Washington DC
404

SEC FILE NUMBER
8-68704

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2015** (MM/DD/YY) AND ENDING **12/31/2015** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Otkritie Capital U.S. Inc**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

750 LEXINGTON AVENUE, 23RD FLOOR
(No. and Street)

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Weichsel **646-658-3727**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Janover LLC
(Name - if individual, state last, first, middle name)

100 Quentin Roosevelt Blvd	**Garden City**	**NY**	**11530**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey Weichsel, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Otkritie Capital U.S. Inc, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Director

Title

Subscribed and sworn to before me this 23rd day of Feb ~~2015~~ 2016

Kavita Sadara

Notary Public

KAVITA SADARA
Notary Public, State of New York
No. 01SA6201488
Qualified in Queens County
Commission Expires 03.02.2017

This report* contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [√] (c) Statement of Income (Loss).
- [√] (d) Statement of Cash Flows
- [√] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [√] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [√] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [√] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [√] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An oath or affirmation.
- [√] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [√] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous au
- [ ] (o) Independent Auditors' Report on Internal Control.
- [ ] (p) Schedule of Segregation Requirements and Funds in Segregation - customer's regulated commodity futures account pursuant to Rule 171-5

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JANOVER LLC
Certified Public Accountants • Advisors

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of
Otkritie Capital U.S. Inc.:

We have audited the accompanying statement of financial condition of Otkritie Capital U.S. Inc. as of December 31, 2015 and the related notes to the financial statements. This financial statement is the responsibility of Otkritie Capital U.S. Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Otkritie Capital U.S. Inc. as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Janover LLC

Garden City, New York
February 23, 2016

OTKRITIE CAPITAL U.S. INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

Assets:	
Cash and cash equivalents	$ 1,388,519
Deposit with Clearing Broker	500,000
Receivable from Clearing Broker	133,828
Furniture and equipment, net	59,933
Miscellaneous Receivables	8,444
Prepaid expenses	112,389
Security deposits	57,176
Total assets	$ 2,260,289

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Due to Parent	$ 242,023
Accounts payable and accrued expenses	17,388
Total liabilities	259,411
Commitments and contingencies	
Stockholder's equity:	
Common stock, $0.01 par value; 10,000 shares authorized, 9,000 shares issued and outstanding	90
Additional paid-in capital	8,999,985
Accumulated deficit	(6,999,197)
Total stockholder's equity	2,000,878
Total liabilities and stockholder's equity	$ 2,260,289

The accompanying notes are an integral part of the financial statements.

OTKRITIE CAPITAL U.S. INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2015

1. Nature of Operations

Otkritie Capital U.S. Inc. (the "Company"), is a Delaware Corporation and wholly owned subsidiary of Otkritie Securities Limited (the "Parent"). The Company is registered as a broker/dealer under the Securities and Exchange Act of 1934. It is a fully disclosed broker/dealer whereby it does not hold customer funds or securities. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company solicits major U.S. institutional accounts for the purposes of investing and trading in foreign securities, in American Depository Receipts, Global Depository Receipts or local shares primarily originated from Russia and the CIS region.

2. Summary of Significant Accounting Policies

The following summary of the Company's major accounting policies is presented to assist in the interpretation of the financial statements.

Cash and cash equivalents
For purposes of reporting cash flow, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less, which approximates fair value.

Concentration of credit risk
The Company maintains cash and cash equivalent deposits at banks and other financial institutions. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. Cash deposits, at times, exceed federally insured limits. The Company has not experienced any losses in its cash and cash equivalents, and believes that there is no significant risk with respect to these deposits.

Furniture and equipment
Depreciation for furniture and equipment is provided for on a straight-line basis over the estimated useful lives of such assets. The estimated useful life of the furniture and equipment is five years.

Revenue recognition
The Company recognizes revenue from executing trades and distributing affiliated research. There is no material difference between settlement date and trade date. Trading gains are based on day trading. Trading gains and losses, commission income, and related commission expense are recorded on a trade date basis.

OTKRITIE CAPITAL U.S. INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2015

2. Summary of Significant Accounting Policies (continued)

Income taxes

The Company records deferred taxes using the asset and liability method. Deferred taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts at year end, based on enacted tax laws and statutory tax rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The temporary differences between the tax bases of assets and liabilities and their financial reporting amounts generally relate to capitalizing startup costs for tax purposes as opposed to expensing these costs for financial reporting purposes and differences in depreciation methods used for financial reporting purposes and tax purposes.

Uncertain tax positions

The Company has not recognized any respective liability for unrecognized tax benefits as it has no known tax positions that would subject the Company to any material income tax exposure. A reconciliation of the beginning and ending amount of unrecognized tax benefits is not included, nor is there any interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses, as there are no unrecognized tax benefits. The tax years that remain subject to examination are the periods beginning on January 1, 2012 for all major tax jurisdictions.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Computation of customer reserve

The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(2)(ii).

OTKRITIE CAPITAL U.S. INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2015

2. Summary of Significant Accounting Policies (continued)

Contingencies

In the normal course of business, the Company assesses potential liabilities in connection with lawsuits and threatened lawsuits under FASB Codification ASC 450 *Contingencies*. The filing of a suit or formal assertion of a claim or assessment does not automatically indicate that accrual of a loss is appropriate. An accrual would be inappropriate, but disclosure would be required, if an unfavorable outcome is determined to be only reasonably possible or if the amount of loss cannot be reasonably estimated. If an unfavorable outcome is assessed as probable and the amount of loss can be reasonably estimated, an accrual and disclosure would be appropriate.

3. Related Party Transactions

During the year ended December 31, 2015 the Company paid wages, payroll taxes and employee benefits for two employees who worked for the Parent, due to geographic proximity to the Company. The Company also provided and paid for access to their back office system, as well as other expenses paid on behalf of the Parent. Additionally, the Parent charged the Company for services rendered to the Company and for expenses related to the Company that were funded by the Parent. As of December 31, 2015, the Company owed the Parent $242,023.

Under a transfer pricing arrangement established by the Company and agreed to by the Parent, the Company executes trades entered into with their Parent and receives a $.05 per share commission utilizing a transfer pricing schedule that conforms to IRS regulations. The commission rate is reviewed on an annual basis to determine if the commission rate is still compatible with the current marketplace. During the year ended December 31, 2015, the Company earned $834,377 of commissions from their Parent.

4. Furniture and Equipment

Furniture and equipment, at cost, consists of the following as of December 31, 2015:

Office equipment	$ 265,827
Furniture and fixtures	5,018
	270,845
Less: accumulated depreciation	210,912
	$ 59,933

Depreciation for the year ended December 31, 2015 was $52,510.

See report of independent registered public accounting firm

OTKRITIE CAPITAL U.S. INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2015

5. Commitments and Contingencies

Operating leases

The Company entered into a 36 month lease in October 2014 for a copier with monthly payments of $557. Total lease expense for the copier lease was $6,869 for the year ended December 31, 2015.

In 2013, the Company entered into a 36 month lease, which began in March 2014, for this space at the rate of $14,044 per month. Total lease expense for this space was $184,336 for the year ended December 31, 2015.

As of December 31, 2015, the future rental payments under operating leases with non-cancelable lease terms originally greater than 12 months are as follows for the years ending December 31:

2016	$ 175,212
2017	33,101
	$ 208,313

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2015, the Company had net capital of $1,762,936, which was $1,512,936 in excess of its required minimum net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.15 to 1.

7. Liabilities Subordinated to Claims of Creditors

The Company has no liabilities subordinated to claims of creditors.

OTKRITIE CAPITAL U.S. INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2015

8. Income Taxes

The components of the deferred tax asset as of December 31, 2015 are as follows:

Depreciation and Amortization	$ 125,334
Net operating loss carryforwards	928,083
Valuation allowance	(1,053,417)
Net deferred tax asset	$ -

The deferred tax assets resulted from: depreciation and amortization differences for tax purposes and available net operating loss carryforwards.

The income tax expense differs from the benefit that would result from applying federal statutory rates to loss before provision for income taxes due to state and local taxes and the valuation reserve against the deferred tax asset. The valuation allowance increased by $171,588 during the year ended December 31, 2015.

At December 31, 2015, the Company had net operating loss carryforwards for income tax purposes of approximately $6,178,000, which are available to offset federal, state, and local taxable income through 2035.

9. Deposit with Clearing Broker

The Company has an agreement with another broker (clearing broker) to execute and clear trades on a fully disclosed basis for both customer and proprietary accounts of the Company. The Company is required to maintain a $500,000 deposit on hand with this clearing broker and, as of December 31, 2015 has maintained such balance.

10. Receivable from Clearing Broker

Receivable from clearing broker results from the Company's normal securities transactions. As of December 31, 2015 the amount due from its current clearing broker was $133,828.

OTKRITIE CAPITAL U.S. INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2015

11. Subsequent Events

The Company evaluated subsequent events through February 24, 2016, the date these financial statements were issued. There were no material subsequent events that require recognition or additional disclosure in these financial statements.

OTKRITIE CAPITAL U.S. INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2015